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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ____3_______)*

                                   Domtar Inc.

           -----------------------------------------------------------

                                (Name of Issuer)

                                  Common Shares

           -----------------------------------------------------------

                         (Title of Class of Securities)

                                   257 561 100

           -----------------------------------------------------------

                                 (CUSIP Number)

                                 March 24, 2004

           -----------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[x]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities

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of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

CUSIP No.: 257 561 100
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            1.    Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Societe Generale de Financement du Quebec
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            2.    Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a) / /

                  (b) / /
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            3.    SEC Use Only
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            4.    Citizenship or Place of Organization

                  Quebec, Canada
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                              5.    Sole Voting Power

                                    18,170,249 Common Shares
                              --------------------------------------------------
Number of                     6.    Shared Voting Power
Shares
Beneficially                        0 Common Shares
Owned by                      --------------------------------------------------
Each Reporting                7.    Sole Dispositive Power
Person With
                                    18,170,249 Common Shares
                              --------------------------------------------------
                              8.    Shared Dispositive Power

                                    0 Common Shares
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            9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                  18,170,249 Common Shares.
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            10.   Check Box if the Aggregate Amount in Row (9) Excludes
                  Certain Shares (See Instructions).                        / /
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            11.   Percent of Class Represented by Amount in Row (9)

                  Approximately 8.0%.
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            12.   Type of Reporting Person (See Instructions)               HC
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ITEM 1.

            (a)   Name of Issuer

                  Domtar Inc.

            (b)   Address of Issuer's Principal Executive Offices

                  395 de Maisonneuve Blvd. West,
                  Montreal, Quebec, Canada H3A 1L6


ITEM 2.

            (a)   Name of Person Filing

                  Societe Generale de Financement du Quebec ("SGF")

            (b)   Address of Principal Business Office or, if none, Residence

                  600 de la Gauchetiere Ouest, Suite 1700, Montreal, Quebec, Canada H3B 4L8

            (c)   Citizenship

                  Canadian

            (d)   Title of Class of Securities

                  Common Shares

            (e)   CUSIP Number

                  257 561 100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PErson FILING IS A:

            N/A


ITEM 4.     OWNERSHIP

                  Amount beneficially owned:

                  18,170,249 Common Shares. All of such Common Shares are owned by Dofor Inc. ("Dofor"), an indirect wholly-owned subsidiary of SGF.
            (a)
                  The agreement between SGF and Caisse de depot et placement du Quebec dated June 14, 1985 described in previously filed
                  Schedule 13G and amendments thereto which provided each party thereto with certain rights regarding Common Shares held by the other party has been terminated as of March 24, 2004.
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            (b)   Percent of class: Approximately 8.0%.

            (c)   Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote

                         18,170,249 Common Shares

                  (ii)   Shared power to vote or to direct the vote

                         0 Common Shares

                  (iii)  Sole power to dispose or to direct the disposition of

                         18,170,249 Common Shares

                  (iv)   Shared power to dispose or to direct the disposition of

                         0 Common Shares


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            N/A


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            N/A


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            OR CONTROL PERSON

            See Exhibit A hereto.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            N/A


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            N/A
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ITEM 10.    CERTIFICATION*******

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












--------

******* SGF is filing this Schedule 13G as a third amendment to the Schedule 13G (the "Filed Schedule 13G") which was filed with the Securities and Exchange Commission on May 21, 2002 as an amendment to a Schedule 13D pursuant to Rule 13d-1(h) and Release No. 34-39538 under the Securities Exchange Act of 1934. Consequently, this certification is made by SGF with the understanding that, for purposes of this certification, the Common Shares beneficially owned by SGF and referred to above are deemed to have been "acquired" as of the date of the Filed
Schedule 13G.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2004

                                       Societe Generale de Financement du Quebec


                                       By   /S/ Marc Paquet
                                            ------------------------------------
                                       Name:  Marc Paquet
                                       Title: Secretary

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                                    EXHIBIT A


All 18,170,249 Common Shares of Domtar Inc. are owned by Dofor Inc., a wholly-owned indirect subsidiary of Societe Generale de Financement du Quebec whose principal executive offices are located at 600 de la Gauchetiere Ouest, Suite 1700, Montreal, Quebec, Canada H3B 4L8.